EXHIBIT 99.1

Medicenna Announces Upcoming Oral Presentations at the 2020 Society for Neuro-Oncology Annual Meeting

TORONTO and HOUSTON, Nov. 18, 2020 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. ("Medicenna" or “the Company") (NASDAQ: MDNA TSX: MDNA), a clinical stage immuno-oncology company, today announced that it will be presenting two on-demand oral presentations as part of the 2020 Society for Neuro-Oncology (SNO) Annual Meeting, which is being held virtually from November 19-21, 2020.

The presentations will include data and analyses from the MDNA55-05 trial, a recently completed Phase 2b trial evaluating MDNA55 in recurrent glioblastoma multiforme (rGBM) patients. Following completion of this trial and an End of Phase 2 Meeting, the United States Food and Drug Administration (FDA) has agreed that Medicenna can conduct an innovative open-label hybrid Phase 3 trial that allows for the use of a substantial number of subjects (two-thirds) from a matched external control arm to support regulatory approval of MDNA55 for rGBM. This trial design should provide the opportunity to accelerate the timelines and reduce the costs when compared with a traditional randomized control arm.

Details of the on-demand oral presentations are below:

Abstract ID: CTIM-13
Title: Clinical efficacy of MDNA55, an interleukin-4 receptor targeted immunotherapy, in recurrent GBM delivered by convection enhanced delivery (CED)
Session Name: Clinical Trials Session II
Speaker: Dr. John Sampson, MD, PhD, MHSc, MBA, Robert H. and Gloria Wilkins Distinguished Professor and Chair of Neurosurgery, Duke University School of Medicine

Abstract ID: NIMG-28
Title: Validation of modified response assessment in neuro oncology (mRANO) determined PFS as a strong predictor of overall survival in recurrent glioblastoma treated with a targeted immunotoxin
Session Name: Surgery, Radiation, Imaging Session I
Speaker: Dr. Benjamin M. Ellingson, PhD, Director of the UCLA Brain Tumor Imaging Laboratory (BTIL), Co-Director of the Center for Computer Vision and Imaging Biomarkers, Member of the UCLA Brain Tumor Program, UCLA Health

The on-demand oral presentations will be available for viewing by conference attendees online here beginning on November 19, 2020 at 9:00 AM ET. Slides from the presentations will be posted to the “Events and Presentations” page of Medicenna’s website following the conference.

About Medicenna
Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Superkines for the treatment of a broad range of cancers. Medicenna's long-acting IL2 Superkine asset, MDNA11, is a next-generation IL-2 with superior CD122 binding without CD25 affinity and therefore preferentially stimulates cancer killing effector T cells and NK cells when compared to competing IL-2 programs. It is anticipated that MDNA11 will be ready for the clinic in 2021. Medicenna's lead IL4 Empowered Superkine, MDNA55, has completed a Phase 2b clinical trial for rGBM, the most common and uniformly fatal form of brain cancer. MDNA55 has been studied in five clinical trials involving 132 subjects, including 112 adults with rGBM. MDNA55 has obtained Fast-Track and Orphan Drug status from the FDA and FDA/EMA, respectively. For more information, please visit www.medicenna.com.

Forward-Looking Statement
This news release contains forward-looking statements under applicable securities laws and relate to the future operations of the Company and other statements that are not historical facts. Forward-looking statements are often identified by terms such as "will", "may", "should", "anticipate", "expects", "believes" and similar expressions. All statements other than statements of historical fact, included in this release, including the anticipated timing as to when MDNA11 will be ready for the clinic, that an external control arm will reduce the development costs and timelines and the future plans and objectives of the Company, are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the risks detailed in the annual information form of the Company dated May 14, 2020 and in other filings made by the Company with the applicable securities regulators from time to time in Canada and the United States.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect and that study results could change over time as the study is continuing to follow up all subjects and new data are continually being received which could materially change study results. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements only as expressly required by Canadian and United States securities law.

Further Information

For further information about the Company please contact:

Elizabeth Williams, Chief Financial Officer, 416-648-5555, ewilliams@medicenna.com

Investor Contact

For more investor information, please contact:

Dan Ferry, Managing Director, LifeSci Advisors, 617-430-7576, daniel@lifesciadvisors.com